As filed with the Securities and Exchange Commission on February 22, 2005

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement
Under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934

EVERGREEN UTILITIES AND HIGH INCOME FUND
(Name of Issuer)

EVERGREEN UTILITIES AND HIGH INCOME FUND
(Names of Filing Persons (Offeror and Issuer)

Common Shares, No Par Value
(Title of Class of Securities)

30034Q 10 9
(CUSIP Number of Class of Securities)

Michael H. Koonce, Esquire
200 Berkeley Street
Boston, Massachusetts 02116-5034
Telephone: (617) 210-3663
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation	Amount Of Filing Fee*

N/A	N/A

*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

|_|	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Form or Registration No.:	N/A
Filing Party:	N/A	Date Filed:	N/A

|X|	Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|	third-party tender offer subject to Rule 14d-1.
|X|	issuer tender offer subject to Rule 13e-4.
|_|	going-private transaction subject to Rule 13e-3.
|_|	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

Items 1-11. Not Applicable.

Item 12. Materials to be Filed as Exhibits.

        Text of Press Release issued by Evergreen Investments with respect to Evergreen Utilities and High Income Fund on February 22, 2005.

Item 13. Information Required by Schedule 13E-3.

        Not Applicable.